# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002130262

## Reporting persons
- Porter Andrew Eliot: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 899,516; shared voting power 372,371; sole dispositive power 0; shared dispositive power 1,271,887; aggregate amount beneficially owned 1,271,887 (5.082% of the class)

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: The filers of this Schedule 13G are: Andrew Eliot Porter ("Mr. Porter")
Address of principal business office or, if none, residence: c/o The Marcus Corporation, 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin 53202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,271,887
Percent of class: 5.082
Sole power to vote or to direct the vote: 899,516
Shared power to vote or to direct the vote: 372,371
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,271,887.00

Other than with respect to 6,346 shares of Common Stock (of which, Mr. Porter has sole voting power and shared dispositive power over 4,310 shares, and shared voting and dispositive power over 2,036 shares), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common
Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Mr. Porter into shares of Common Stock.

Mr. Porter's beneficial ownership consists of the following:

(i.) 895,206 shares of Class B Common Stock held in the GDAS MRGH Trust, for which Mr. Porter serves as Trustee.
(ii.) 4,310 shares of Common Stock held in the GDAS MRGH Trust, for which Mr. Porter Serves as Trustee.
(iii.) 15,680 shares of Class B Common Stock held in the Daniella Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(iv.) 261 shares of Common Stock held in the Daniella Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(v.) 23,580 shares of Class B Common Stock held in the Gabriella Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(vi.) 261 shares of Common Stock held in the Gabriella Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(vii.) 15,436 shares of Class B Common Stock held in the Jessica Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(viii.) 261 shares of Common Stock held in the Jessica Marcus GST Trust, for which Mr. Porter Serves as Trustee.
(ix.) 51,998 shares of Class B Common Stock held in the Alexandra Marcus GST Trust, for which Mr. Porter serves as Trustee.
(x.) 210 shares of Common Stock held in the Alexandra Marcus GST Trust, for which Mr. Porter serves as Trustee.
(xi.) 51,998 shares of Class B Common Stock held in the Michael Marcus GST Trust, for which Mr. Porter serves as Trustee.
(xii.) 210 shares of Common Stock held in the Michael Marcus GST Trust, for which Mr. Porter serves as Trustee.
(xiii.) 58,595 shares of Class B Common Stock held in the Samantha Marcus GST Trust, for which Mr. Porter serves as Trustee.
(xiv.) 242 shares of Common Stock held in the Samantha Marcus GST Trust, for which Mr. Porter serves as Trustee.
(xvi.) 51,016 shares of Class B Common Stock held in the Marcus GST FBO Joshua Marcus, for which Mr. Porter serves as Trustee.
(xvii.) 197 shares of Common Stock held in the Marcus GST FBO Joshua Marcus, for which Mr. Porter serves as Trustee.
(xviii.) 51,016 shares of Class B Common Stock held in the Marcus GST FBO Max Marcus, for which Mr. Porter serves as Trustee.
(xix.) 197 shares of Common Stock held in the Marcus GST FBO Max Marcus, for which Mr. Porter serves as Trustee.
(xx.) 51,016 shares of Class B Common Stock held in the Marcus GST FBO Eli Marcus, for which Mr. Porter serves as Trustee.
(xxi.) 197 shares of Class Stock held in the Marcus GST FBO Eli Marcus, for which Mr. Porter serves as Trustee.

The trusts, each have the right to receive dividends and proceeds from the sale of securities held thereby.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Porter Andrew Eliot: /s/ Porter Andrew Eliot, Andrew Eliot Porter (04/28/2026)